UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, November 11, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Re:           DISCLOSURE OF MATERIAL EVENT

Dear Commissioner:

Pursuant to article 9 and the second subparagraph of article 10 of the Securities Market Law and General Rule 30, under due authority, as contained in the minutes of the Board Meeting held November 11, 2011, I hereby make the following material disclosure regarding  LAN Airlines S.A. (LAN), Securities Registration #306:

1.           As reported by Lan in the disclosure to the Commission on January 19, 2011, Costa Verde Aeronautica S.A., Inversiones Mineras del Cantabrico S.A., TAM S.A., TAM Empreendimentos e Participaçoes S.A. and Maria Claudia Oliveira Amaro, Mauricio Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro signed (a) an Implementation Agreement and (b) an Exchange Offer Agreement (the “Signed Agreements”) containing the final terms and conditions of the proposed merger of LAN and TAM S.A.  The same disclosure explained the more important terms and conditions of the Signed Agreements.

2.           At the meeting held today, the Lan Board unanimously decided to convene a special shareholders meeting for December 21, 2011 to submit the merger of Lan and Sister Holdco S.A. and Holdco II S.A. (the “Merger”) to approval of the shareholders.  LAN will be the surviving company and will change its name to LATAM Airlines Group S.A., subject (i) to the terms and conditions of the Signed Agreements and (ii) to a final decision, on or before April 30, 2012, in the Remedy of Appeal pending before the Supreme Court that will allow the proposed merger between LAN and TAM S.A. to proceed.

Publication of the notice of this shareholders meeting, the forwarding of said notice by mail and the availability of the documents supporting the motions to be submitted to a vote on LAN’s web site will be done in the manner and time set down in the Companies Law and Regulations.

3.           LAN’s Board unanimously resolved at the same meeting to recommend that LAN’s shareholders approve the Merger, the change in name and other transactions contained in the Signed Agreements.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2011

LAN AIRLINES S.A.

By:		/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel